FORM 4
         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
Stern, Howard B
5698 St. Annes Way
Boca Raton, FL 33496

2. Issuer Name and Ticker or Trading Symbol
First Entertainment Holding Corp. FTET

3. IRS or Social Security Number of Reporting Person (Voluntary)
###-##-####

4. Statement for Month/Year
10/99

5. If Amendment, Date of Original (Month/Year)
11/9/99

6. Relationship of Reporting Person to Issuer
   x Director    10% Owner
     Officer      Other (specify below)

7. Individual or Joint/Group Filing
X Form filed by One Reporting Person
  Form filed by More Than One Reporting Person

Table I- Non-Derivative Securities Acquired, Disposed Of, or
Beneficially Owned

1. Title of Security
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock

2. Transaction Date (Month/Date/Year)
10/5/99
10/6/99
10/6/99
10/18/99
10/25/99
10/25/99
10/26/99
10/27/99


3. Transaction Code
Code    V
S
S
S
S
J
S
S

4. Securities Acquired(A) or Disposed of (D)
Amount     (A) or (D)     Price
6,000             (D)     1.18
6,000             (D)     1.09
6,000             (D)     1.07
12,000            (D)      .9181
62,500    (A)              .21
5,000             (D)     1.164
10,000            (D)      .99
10,000            (D)     1.00

5. Amount of Securities Beneficially Owned at End of Month
24,050
18,050
12,050
50
62,550
62,050
52,050
42,050

6. Ownership Form: Direct (D) or Indirect (I)
    D
    D
    D
    D
    D
    D
    D
    D

7. Nature of Indirect Beneficial Ownership

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. pots, calls, warrants options, convertible securities)


1. Title of Derivative Security
Common stock options
Common stock options

2. Conversion or Exercise Price of Derivative Security

 .21

3. Transaction Date (Month/Date/Year)

10/25/99

4. Transaction Code

   J

5. Number of Derivative Securities
 Acquired (A) or Disposed of (D)

   (D)     62,500


6. Date of Exercisable and Expiration Date (Month/Date/Year)
Date Exercisable            Expiration Date


7. Title and Amount of Underlying Securities
     Title              Amount of Number of Shares


8. Price of Derivative Securities


9. Number of Derivative Security Beneficially Owned at End of Month
837,500
775,000


10. Ownership Form of Derivative Security Direct(D)or Indirect(I)
     (D)
     (D)

11. Nature of Indirect Beneficial Ownership

/s/ Howard Stern               11/10/99
-----------------              ---------
Signature of Reporting Person    Date